Exhibit 99.26

CONSENT OF EXPERT
March 27, 2026

Eldorado Gold Corporation
United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Karine Brousseau do hereby consent to the filing of the written disclosure regarding:

•Sections 11, 12 and 14, originally prepared by Ertan Uludag, of the Technical Report, Efemçukuru Gold Mine, Türkiye with an effective date of December 31, 2023;
•Sections 2, 11, 12, 14 (except 14.7), 25 and 26, originally prepared by Stephen Juras, of the Technical Report, Kışladağ Gold Mine, Turkey with an effective date of January 17, 2020;
•Sections 11, 12 and 14, originally prepared by Ertan Uludag, of the Technical Report, Olympias Mine, Greece with an effective date of December 31, 2023;
•the Efemçukuru Mineral Resources;
•the Kişladağ Mineral Resources;
•the Olympias Mineral Resources;
•the Perama Hill (oxide) Mineral Resources;
•the Perama Hill (sulfide) Mineral Resources;
•the Perama South Mineral Resources;
•the Bonnefond Mineral Resources;
•other information pertaining to these projects;

and the use of my name in (i) the Annual Information Form for the year ended December 31, 2025 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2025 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-288100), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Karine Brousseau
Karine Brousseau, Eng.